UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

Dated April 17, 2019

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On April 17, 2019, ArcelorMittal issued the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated April 17, 2019, announcing that ArcelorMittal receives European Commission approval for the sale of several European steelmaking assets to Liberty House.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated April 17, 2019 announcing that ArcelorMittal receives European Commission approval for the sale of several European steelmaking assets to Liberty House.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 17 April 2019

By: ___/s/ Henk Scheffer__________

Name: Henk Scheffer

Title: Company Secretary & Group Compliance & Data Protection Officer